UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________ to ______________________________

Commission File Number: 001-05353
____________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

TELEFLEX 401(k) SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2014 and 2013

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex 401(k) Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2014, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maillie LLP

West Chester, Pennsylvania
June 29, 2015

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ASSETS
Investments
Registered investment companies	$215,419,209	$190,707,440
Vanguard Retirement Savings Trust IV	34,381,045	36,168,594
Teleflex Stock Fund	63,952,659	58,562,743
TOTAL INVESTMENTS	313,752,913	285,438,777
Receivables
Employer	—	100
Employee	—	300
Participant loans receivable	6,670,682	6,479,004
TOTAL RECEIVABLES	6,670,682	6,479,404

TOTAL ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS, at fair value	320,423,595	291,918,181

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,023,969)	(980,619)

TOTAL NET ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS	$319,399,626	$290,937,562

See accompanying notes.

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ADDITIONS TO NET ASSETS
Contributions
Employer	$8,864,569	$8,528,526
Employee	14,954,274	16,390,401
Rollover	2,665,174	—
Other contributions	60,017	27,547
TOTAL CONTRIBUTIONS	26,544,034	24,946,474
Investment income
Interest and dividends	11,435,881	7,746,812
Net appreciation in fair value of investments	7,481,340	36,010,215
Realized gain on the sale of investments	10,513,745	9,714,352
TOTAL INVESTMENT INCOME	29,430,966	53,471,379

TOTAL ADDITIONS	55,975,000	78,417,853

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	27,418,118	30,895,848
Other deductions	94,818	58,016
TOTAL DEDUCTIONS	27,512,936	30,953,864

NET INCREASE	28,462,064	47,463,989

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	290,937,562	243,473,573

END OF YEAR	$319,399,626	$290,937,562

See accompanying notes.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Teleflex 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Teleflex Incorporated common stock fund as investment options for participants.

Valuation of Investments - The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Teleflex Incorporated (the “Company”) common stock, which is held by the Company's common stock fund, is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company (VFTC), the trustee. As required by professional accounting standards, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on the contract value basis.

Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. The FASB believes that any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

Reclassifications - Certain reclassifications have been made to the 2013 financial statement presentation to correspond to the current year’s format. Total net assets and net assets available for benefits and changes in net assets available for benefits are unchanged due to these reclassifications.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of the Company or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at their date of hire. Part-time employees require one year and 1,000 hours of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). The ESOP feature permits a participant to elect to have any dividend to be paid on the shares of Company common stock allocated to his or her account be either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.

Except with respect to certain union employees, the Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” or “QACA,” within the meaning of Code Sections 401(k)(13) and 401(m)(12) and the treasury regulations and other guidance issued thereunder, and an “eligible automatic contribution arrangement” or “EACA,” within the meaning of Code Section 414(w) and the treasury regulations and other guidance issued thereunder. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy the actual deferral percentage (ADP) and actual contribution percentage (ACP) tests. The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant's first automatic contribution.

Contributions - Participants are able to contribute up to the lesser of $17,500 or 50% of their annual compensation. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes. The employer matching contributions equal 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $260,000.

In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily, except for the Company common stock fund, which restricts exchanges to once in a 60-day timeframe. A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due, a participant on a leave of absence has an unpaid amount for a period of a year, or a participant incurs a severance from employment.

Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. With certain exceptions where employer matching contributions become 100% vested after three years of employment, for contributions made on or after January 1, 2009, the employer matching contributions become 100% vested after two years of employment.

Most participants are 100% vested in their employer discretionary contributions, if any, after five years of employment. Participants are also 100% vested if, while employed by the Company or one of its related entities, they reach normal retirement date (the later of the date on which the participant reaches age 65 or the fifth anniversary of the date the participant commenced participation in the Plan), die, or sustain a disability.

Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his or her vested account balance after attainment of age 59 1/2. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to pay Plan expenses and reduce the amount of future contributions required to be made to the Plan by the Company and the other participating employers in the Plan. The amount of unallocated forfeitures at December 31, 2014 and 2013, were $99,648 and $89,908, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article V of the Plan document.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company (Vanguard) as trustee of the Plan effective September 30, 2004. Vanguard is also the third-party administrator for the Plan and charges a per participant fee for the administrative services that it provides to the Plan. The Company and the other participating employers in the Plan pay this fee for participants who are actively employed by the Company or one of its related entities that is a participating employer in the Plan. Participants not actively employed by the Company or one of its related entities that is a participating employer in the Plan pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust IV (Vanguard Retirement Savings Trust VIII prior to July 1, 2013), which is a common collective investment trust, are charged to participants with balances in that trust.

NOTE C	TAX STATUS OF THE PLAN

The most recent favorable determination letter from the Internal Revenue Service received by the Plan indicating that the Plan is a qualified plan under Section 401(a) of the Code is dated November 20, 2013. The Plan is individually designed and is a “cycle D” plan for purposes of the regular, five-year remedial amendment cycle set forth in Revenue Procedure 2007-44. As a result, the Plan was amended and restated effective as of January 1, 2014, in connection with its submission to the Internal Revenue Service for an updated determination letter concerning its tax qualified status. Special effective dates are included in the amended and restated Plan with respect to a number of provisions as necessary to conform to amendments to the Code and the Treasury Regulations promulgated thereunder and the 2013 Cumulative List of Changes in Plan Qualification Requirements provided in Internal Revenue Service Notice 2013-8. A request for a favorable determination letter from the Internal Revenue Service with respect to the amended and restated Plan, effective as of January 1, 2014, was filed with the Internal Revenue Service on January 29, 2015. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits:

	2014	2013

Teleflex Stock Fund, 2,380,077 shares (2014) and 2,664,743 shares (2013)	$63,952,659	$58,562,743	*
Vanguard Morgan Growth Fund, 867,399 shares (2014) and 872,728 shares (2013)	21,979,887	22,350,576
Vanguard Retirement Savings Trust IV, 33,357,076 shares (2014) and 35,187,975 shares (2013)	33,357,076	36,168,594
Vanguard Wellington Fund, 712,580 shares (2014) and 695,025 shares (2013)	27,897,511	26,369,265
Vanguard Windsor Fund, 866,929 shares (2014) and 875,370 shares (2013)	18,604,293	17,805,035
Vanguard Target Retirement 2025, 990,855 shares (2014) and 810,923 shares (2013)	16,378,829	**
Vanguard Target Retirement 2035, 938,901 shares (2014) and 762,852 shares (2013)	16,749,994	**

*Includes nonparticipant directed
**Represents 5% or more of the Plan’s net assets at December 31, 2014, but not at December 31, 2013.

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to July 1, 2013, employer contributions that were invested in the Company common stock fund were nonparticipant directed until the participant turned age 50 or became vested, at which time the participant could direct those funds to another investment option under the Plan. Effective July 1, 2013, a participant is eligible to direct the investment of 100% of the participant’s account among the investment options under the Plan, even if the participant is not 100% vested.

Prior to July 1, 2013, the entire Company common stock fund was considered to be nonparticipant-directed because the amount that the participants could direct was not readily determinable; effective July 1, 2013, the entire Company common stock fund is considered to be participant-directed because the amount that the participants can direct is readily determinable. There were no nonparticipant-directed investments in 2014. Information about the net assets and the significant components of the changes in net assets during the year 2013 relating to the nonparticipant-directed investments is as follows:

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

2013
NET ASSETS
Common stock fund
Beginning balance	$51,372,216
Changes in net assets	4,193,440
Reclassification to participant-directed	(55,565,656)
Ending balance	$—

CHANGES IN NET ASSETS
Contributions	$5,188,627
Interest and dividends	489,264
Net appreciation in fair value of investments	2,449,042
Realized gain on sale of investments	1,876,702
Benefits paid to participants	(2,988,323)
Administrative fees	(10,362)
Interfund transfers	(2,765,865)
Other activity	(45,645)
$4,193,440

NOTE F	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE G	VANGUARD RETIREMENT SAVINGS TRUSTS IV AND VIII

Prior to July 1, 2013, a portion of the Plan’s investments were in the Vanguard Retirement Savings Trust VIII and, effective July 1, 2013, a portion of the Plan’s investments are in the Vanguard Retirement Savings Trust IV (the “common collective trust”). These trusts were included in Vanguard Retirement Master Trust (“Trust”) which was established for the investment of assets of eligible Vanguard Fiduciary Trust Company (“VFTC”) trusts and tax-qualified pension plans. The common collective trust is a stable value fund that seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by VFTC on behalf of the collective trust. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by VFTC (the “Trustee”). At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Trust was approximately .195%. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

The fair values of investments for the Trust are as follows:

	2014	2013
INVESTMENTS AT FAIR VALUE
Investment contracts	$16,653,942,000	$17,449,703,000
Insurance contracts	449,950,000	452,439,000
Short term investments	713,761,000	865,253,000
	$17,817,653,000	$18,767,395,000

The changes in net assets including investment income for the Trust are as follows:

	2014	2013
CHANGE IN NET ASSETS
Net depreciation in the fair value of investments	$(1,295,020,000)	$(1,182,922,000)
Interest	410,037,000	411,805,000
Dividends	59,000	130,000
	$(884,924,000)	$(770,987,000)

NOTE H	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 is as follows:

	2014	2013
TOTAL ASSETS AND NET ASSETS AVAILABLE
FOR BENEFITS PER FINANCIAL STATEMENTS	$320,423,595	$291,918,181
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(1,023,969)	(980,619)

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$319,399,626	$290,937,562

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE I	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

A summary by level within the fair value hierarchy of the Plan’s investments measured at fair value on a recurring basis is as follows:

	2014
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Bond funds	$11,989,869	$-	$-
Short-term reserves	404,077	-	-
Domestic stock funds	78,786,948	-	-
International stock funds	14,550,338	-	-
Balanced funds	109,687,977	-	-
Common collective trust	-	-	34,381,045
Company common stock fund	-	63,952,659	-
	$215,419,209	$63,952,659	$34,381,045

	2013
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Bond funds	$10,789,666	$-	$-
Short-term reserves	379,465	-	-
Domestic stock funds	73,801,374	-	-
International stock funds	15,391,047	-	-
Balanced funds	90,345,888	-	-
Common collective trust	-	-	36,168,594
Non-participant directed
Company common stock fund	-	58,562,743	-
	$190,707,440	$58,562,743	$36,168,594

Level 3 investments make up 10.7% and 12.4% of total plan assets as of December 31, 2014 and 2013, respectively.

Investments in the bond, short-term reserves, domestic stock, international stock and balanced funds have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

The Company common stock fund is a unitized fund managed by a nonregistered investment company and does not have quoted prices readily available. The fund is priced daily by fund accountants. The fund’s inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is valued at the quoted net asset value (“NAV”) of the units held. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The common collective trust is classified as Level 3 within the fair value hierarchy. The Plan administrator monitors the investments of the underlying trust and annually receives and reviews audited financial statements. Management utilizes these audited financial statements to determine the reasonableness of the investment valuation as of the end of each reporting period. The common collective trust invests solely in the Trust (as defined in Note G). The underlying investments of the Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdrawal at full book value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value. There were no unfunded commitments as of December 31, 2014 and 2013. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by U.S. GAAP, an investment contract is valued at fair value and then adjusted to contract value, to the extent it is fully benefit-responsive.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

The following is a summary of changes in the fair value of the Plan’s Level 3 investment for the years ended December 31, 2014 and 2013:

Collective
Trust

BALANCE AS OF DECEMBER 31, 2012	$38,660,518
Interest and dividends	621,473
Unrealized losses	(808,570)
Contributions	1,540,523
Benefit payments	(5,333,630)
Loan activity, net	29,376
Other deductions	(11,691)
Interfund transfers, net	1,470,595
BALANCE AS OF DECEMBER 31, 2013	36,168,594
Interest and dividends	645,379
Unrealized gains	43,350
Contributions	1,751,946
Benefit payments	(3,339,382)
Loan activity, net	(7,933)
Assets transferred from Plan	(11,579)
Interfund transfers, net	(869,330)
BALANCE AS OF DECEMBER 31, 2014	$34,381,045

NOTE J	PLAN AMENDMENTS

The Plan, amended and restated effective as of January 1, 2004, received a favorable determination letter from the Internal Revenue Service dated November 20, 2013. The Plan was subsequently amended several times, including certain amendments required as a condition of the favorable determination letter.

Further, the Plan was amended and restated effective as of January 1, 2014, in connection with its submission to the Internal Revenue Service for an updated determination letter concerning its tax qualified status. The amended and restated Plan incorporates the amendments to the amendment and restatement of the Plan effective as of January 1, 2004. In addition, special effective dates are included in the amended and restated Plan effective as of January 1, 2014, with respect to a number of provisions as necessary to conform to amendments to the Code and the Treasury Regulations promulgated thereunder and the 2013 Cumulative List of Changes in Plan Qualification Requirements provided in Internal Revenue Service Notice 2013-8. This amendment and restatement of the Plan also includes certain discretionary changes such as changing the requirement to be a full-time employee, effective January 1, 2015, to being regularly scheduled to work 30 or more hours per week instead of 32 hours or more per week.

TELEFLEX 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2014

Plan EIN# 23-1147939, Plan 010

	(b)
	Identity of Issuer, Borrower,	(c)	(e)
(a)	Lessor, or Similar Party	Description of Investment	Current Value
	PIMCO Total Return Fund II, Institutional Class	Registered Investment Company	$363,197
	Royce Total Return	Registered Investment Company	3,065,408
*	Teleflex Stock Fund	Unitized Stock Fund	63,952,659
*	Vanguard 500 Index	Registered Investment Company	15,855,150
*	Vanguard Explorer	Registered Investment Company	6,790,820
*	Vanguard Extended Market Index Fund Signal Shares	Registered Investment Company	1,427,436
*	Vanguard International Growth	Registered Investment Company	11,569,258
*	Vanguard Morgan Growth	Registered Investment Company	21,979,887
*	Vanguard Prime Money Market	Registered Investment Company	404,077
*	Vanguard Retirement Savings Trust IV	Common Collective Trust	34,381,045
*	Vanguard Strategic Equity	Registered Investment Company	11,063,954
*	Vanguard Target Retirement 2010	Registered Investment Company	720,941
*	Vanguard Target Retirement 2015	Registered Investment Company	8,349,728
*	Vanguard Target Retirement 2020	Registered Investment Company	7,337,576
*	Vanguard Target Retirement 2025	Registered Investment Company	16,378,829
*	Vanguard Target Retirement 2030	Registered Investment Company	9,803,257
*	Vanguard Target Retirement 2035	Registered Investment Company	16,749,994
*	Vanguard Target Retirement 2040	Registered Investment Company	6,969,542
*	Vanguard Target Retirement 2045	Registered Investment Company	8,700,996
*	Vanguard Target Retirement 2050	Registered Investment Company	3,620,096
*	Vanguard Target Retirement 2055	Registered Investment Company	1,077,133
*	Vanguard Target Retirement 2060	Registered Investment Company	151,342
*	Vanguard Target Retirement Income	Registered Investment Company	1,931,032
*	Vanguard Total Bond Market Index	Registered Investment Company	11,626,672
*	Vanguard Total International Stock Index Fund	Registered Investment Company	2,981,080
*	Vanguard Wellington	Registered Investment Company	27,897,511
*	Vanguard Windsor	Registered Investment Company	18,604,293
*	Participant Loans (interest rates ranging from 4.25% to 11.5%)	Participant Loans with various maturities through August 2044	6,670,682
			$320,423,595
* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2015	Teleflex 401(k) Savings Plan By: /s/ Cameron P. Hicks Name: Cameron P. Hicks Title: Vice President, Global Human Resources

INDEX TO EXHIBITS

Exhibit No.		Description

23.1	-	Consent of Independent Registered Public Accounting Firm